Contact

www.linkedin.com/in/john-a-bohn-a2590110 (LinkedIn)

Top Skills

Legislative representation

Civil and criminal representation and litigation

importance of personal management attention

John A. Bohn

Senior executive/Board member/ Advisor: Energy development; Water Industry; state/federal government regulation/collaboration; corporate governance; international business, finance; corporate strategy and management.
San Francisco, California, United States

Summary

Broad executive and operating experience in C Suite governmental and private sector positions, including corporate start up, growth and restructuring situations; government representation at state, federal and international levels; Senior executive experience in private and public sector banking, investment, and financial operating positions in U.S and international markets; Economic and political development in emerging markets; energy and water development experience; Utility regulation; Renewable acquisition and operation; Senior PR, media, and communication experience in national and international markets.

Currently: Managing Partner, TESIAC Corporation; Partner, Water Asset Management.

Experience

TESIAC Corporation
Managing Partner
2019 - Present (7 years)
San Francisco Bay Area

One of two senior partners managing energy sourcing, location and development for data center and other industrial users; assist in developing business strategy; plan execution including financing, partner and government collaboration.

Water Asset Management, LLC
Partner, Chairman of Investment Committee
October 2014 - Present (11 years 6 months)
New York, United States

Review and approval of proposed investment decisions; general advisory

Globalnet Partners, LLC
Executive Chairman
January 2010 - Present (16 years 3 months)
San Francisco Bay Area

Cadiz Inc.
Director
2018 - 2020 (2 years)
Greater Los Angeles Area

Represented a major shareholder in corporate operations and restructuring discussions; business planning

Renewable Energy Trust Capital, inc
Chairman, CEO, and Co-founder
2011 - November 2016 (5 years)
San Francisco Bay Area

Purchase, financing and operation of solar and wind assets in United States and Canada.

Electric Power Research Institute
Director
2011 - 2015 (4 years)
Palo Alto, Ca.

Outside director and member, Governance Committee; Usual board responsibilities including review of research priorities and policies, management performance

National Endowment for Democracy
Director
2004 - 2014 (10 years)
Washington D.C. Metro Area

Evaluate and approve proposals for providing often politically sensitive financial support to pro-democracy and rule of law groups in various European, Asian, Latin American and Middle Eastern countries and across various disciplines. Provide appropriate corporate governance processes to management for operation and reporting activities and financial position. Member of Audit Committee.

Chairman, Center for International Private Enterprise, financial and operational support for private sector commercial enterprises and promotion of capital markets in developing countries. Led missions to a number of developing and politically sensitive countries.

California Public Utilities Commission
Commissioner
May 2005 - December 2010 (5 years 8 months)
San Francisco

Commission regulates the gas, electric, and private water utilities in California. Focus on introduction of renewables, solar, wind, etc. and the finance and procurement process of utilities, programs for small business, and introduction of new technologies; designated interface with capital markets; Served as designated Water Commissioner overseeing all private water utilities and related State water issues.

United States Chamber of Commerce
Director
1999 - 2004 (5 years)
Washington DC-Baltimore Area

General director role; review Chamber policies, management performance; Member of the Executive Committee; Member of Audit Committee; Co-founder, Capital Markets Committee to promote capitalism and capital markets; evolved into Committee on Capital Markets Competitiveness which is still operating.

Chematch.com
Executive Chairman
July 1997 - June 2001 (4 years)
Houston, Texas, United States

Executive Chairman; managed Board; recruited staff; roadshows for fundraising; part of team that raised over $50 million for start up investment; negotiated acquisition of trading platform and proposed sale of technology to Cantor Fitzgerald.

Rule of Law Institute, American Bar Association
Director
1999 - 2001 (2 years)

Institute provided financial, training, intellectual and other support for Rule of Law initiatives in developing countries, monitored progress toward stable legal systems.

Burson-Marsteller
Managing Director
1998 - 2001 (3 years)
New York; Seoul, Korea

Advise and assist Ministry of Finance of Korea to exit international financial crisis, develop various government reporting processes and marketing programs; edit and compose various public releases.

Develop and implement various client marketing and communication programs.

Moody's
President and CEO
November 1989 - April 1996 (6 years 6 months)

Evaluation of corporate and government credit; Expanded coverage to foreign entities; added expertise in different countries; significantly increased public presence and reputation of company domestically and internationally; markedly increased revenue; expanded national corporate financial credit information services.

U.S. Export-Import Bank
Chairman, President and CEO
September 1984 - July 1989 (4 years 11 months)
Washington DC

Management of $62 billion bank, export credit, and insurance agency; Financed and otherwise supported U.S. exports of goods and services throughout the world, doing about 4-6 billion dollars a year in loans and guarantees. Established state of the art international economics department utilized by other government agencies; Established Private Sector Advisory Committee; Introduced numerous small business programs, created delegated authority for commercial banks for small businesses; directed public policy and political issue discussions, including regular legislative approval process and other representations on behalf of Bank and U.S Government to domestic and international groups. Led representative, loan, and negotiation missions to international institutions, borrowing countries, Asia, Africa, Latin America, China

Asian Development Bank
U.S. Ambassador and Executive Director
February 1981 - June 1984 (3 years 5 months)
Manila, National Capital Region, Philippines

Represented United States as an ambassador and Executive Director in Philippines; developed credit and lending policies; evaluated and approved loans to various Asian countries and oversaw implementation of programs of

ADB; Conducted negotiations with various member countries; Led missions to various countries; represented US private sector interests on procurement and policy issues; represented US Treasury in special assignments; member of pension investment committee;

Well Fargo Bank
Vice President
June 1967 - February 1981 (13 years 9 months)
San Francisco, Japan, Los Angeles

Develop international marketing materials; Far East Representative located in Japan; developed lending and investment relationships with governments, companies and banks in Japan, Korea, Philippines, Hong Kong, Taiwan, Malaysia, Singapore, Indonesia; Negotiated with Japanese government permission and opened Tokyo Wells Fargo Branch office; represented WF on board of Philippine joint venture with Ayala Group, and joint venture with expatriate Chinese bank in Taiwan and Hong Kong; Returned to create multinational banking group in los Angeles; later bank multinational group including trade finance and large Mexican portfolio of government, bank, and corporate relationships; Created International Private banking group.

Law offices John A Bohn
Practicing Attorney
August 1964 - May 1967 (2 years 10 months)
San Francisco, Guam, Trust Territory of the Pacific

General law practice; including Legislative representation at California State Capitol; Assistant city attorney; civil practice in San Francisco, Guam, Micronesia, including trial litigation. Counsel, First Congress of Micronesia.

Education

JD, Law; public policy · (1960 - 1963)

London School of Economics and Political Science
Fulbright Fellow, English legal history, Legal Philosophy · (October 1959 - June 1960)

AB With Honors, Political Science, history, language · (September 1955 - June 1959)